YOU ON DEMAND HOLDINGS, INC.

January 13, 2016

Via EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	You On Demand Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 30, 2015 Form 10-Q for Fiscal Quarter Ended June 30, 2015 Filed August 13, 2015 File No. 001-35561

Dear Mr. Pacho:

You On Demand Holdings, Inc., a Nevada corporation (the “Company”), at the request of the U.S. Securities and Exchange Commission (the “Staff”), issued in a letter dated December 2, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Form 10-K and Form 10-Q, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced dates, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
•	changes made to the above-referenced filings in response to comments of the Commission or the Staff, do not foreclose the Commission from taking any action with respect to the above-referenced filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

/s/ Grace He
Grace He